Toyota Motor Credit Corporation
19001 S. Western Avenue
Torrance, CA 90501

November 14, 2014
Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quarterly Report on Form 10-Q for the quarter ended September 30, 2014;
Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Dear Sirs:

Toyota Motor Credit Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

Very truly yours,

Toyota Motor Credit Corporation
By:	/s/ Michael Groff
Name: Michael Groff
Title: President and Chief Executive Officer